300 North LaSalle Chicago, Illinois 60654

Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 29, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram

Chambre Malone

John Hartz

Kevin Stertzel

Re:	Chemtura Corporation

Registration Statement on Form S-4

(SEC File No. 333-172710), filed March 10, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010,

filed March 8, 2011

Definitive Proxy Statement on Schedule 14A

(SEC File No. 001-15339), filed April 4, 2011

Ladies and Gentlemen:

Chemtura Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-4 (“Amendment No. 1”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 6, 2011, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 1 are enclosed, and have been marked to show changes from the Registration Statement on Form S-4 filed on March 10, 2011. Where applicable, we have referenced in the Company’s responses the appropriate page number of Amendment No. 1. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 1.

Hong Kong    London    Los Angeles    Munich    New York     Palo Alto    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

April 29, 2011

General

1.	We note that you are registering the 7.875% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: In response to the Staff’s comment, the Company has provided the Staff with a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (June 5, 1991).

Incorporation by Reference, page i

2.	Please revise the last paragraph of this section to specify that security holders must request the information no later than five business days before the date they must make their investment decision. Please also revise the last paragraph to specify, in highlighted text, the date by which security holders must request the information. See Item 2(2) of Form S-4.

Response: In response to the Staff’s comment, the Company has revised page i of the Registration Statement to specify that security holders must request the information no later than five business days before the date they must make their investment decision. The last paragraph has also been revised to specify, in bold text, the date by which security holders must request the information.

Cautionary Statement Regarding Forward-Looking Statements, page iii

3.	Please be advised that the safe harbor for forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please revise the first sentence to delete references to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Securities and Exchange Commission

April 29, 2011

Response:

In response to the Staff’s comment, the Company has revised page iii of the Registration Statement to delete references to the safe harbor for forward-looking statements within the meaning of Section 27A of the Securities Act and 21E of the Exchange Act.

Market Data, page iv

4.	Please revise your disclosure to delete the statements in the last two sentences of the paragraph since you are responsible for the information you provide in the prospectus.

Response: In response to the Staff’s comment, the Company has revised page iv of the Registration Statement to delete the statements in the last two sentences of the paragraph under the heading “Market Data” and acknowledges that it is responsible for the information that it provides in the prospectus.

Prospectus Summary, page 1

The Exchange Offer, page 6

5.	Please be advised that it is inappropriate to state that you are providing an incomplete summary about the exchange offer. Please revise the first italicized sentence to remove the implication that your summary is incomplete.

Response: In response to the Staff’s comment, the Company has revised the first italicized sentence on page 6 of the Registration Statement to remove the implication that the summary provided may be incomplete.

Description of the Exchange Notes, page 32

Change of Control, page 36

6.	Please revise to disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-l under the Exchange Act.

Response: In response to the Staff’s comment, the Company has revised page 37 of the Registration Statement to disclose that any Offer to Purchase upon a Change of Control will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

Securities and Exchange Commission

April 29, 2011

The Exchange Offer, page 89

Expiration Date; Extensions; Amendments, page 92

7.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: In response to the Staff’s comment, the Company confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) and also confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

8.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-l(g)(3).

Response: In response to the Staff’s comment, the Company confirms that the offer will be open at least through midnight on the twentieth business day following commencement.

9.	We note the disclosure that you will make prompt delivery of exchange notes for all notes properly tendered and accepted for exchange in the exchange offer. Please revise here and throughout to state that you will issue the new exchange notes or return the old notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-l(c).

Response: In response to the Staff’s comment, the Company has revised page 92 to state that it will issue the new notes or return the old notes promptly after expiration rather than after acceptance.

Securities and Exchange Commission

April 29, 2011

Conditions to the Exchange Offer, page 92

10.	We note that you may determine in your “sole judgment” whether certain offer conditions have occurred or are satisfied. Please revise your disclosure to include an objective standard for the determination of whether a condition has been satisfied.

Response: In response to the Staff’s comment, the Company has revised page 92 to remove the reference to its “sole judgment” whether certain offer conditions have occurred or are satisfied.

11.	We note your statement on page 93 that all conditions to the exchange offer must be satisfied or waived prior to acceptance of the old notes. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Response: In response to the Staff’s comment, the Company has revised page 93 of the Registration Statement to provide that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer rather than before the acceptance of the outstanding notes for exchange.

Certain Material U.S. Federal Income Tax Considerations, page 98

12.	Please revise the section heading and the first sentence of the first paragraph to delete “certain” so that it is clear that you are discussing the material U.S. federal income tax considerations relating to the exchange offer.

Response: In response to the Staff’s comment, the Company has revised the section heading on page 98 of the Registration Statement to make it clear that it is discussing the material U.S. federal income tax considerations relating to the exchange offer. The Company has also made conforming revisions to all other references to this section throughout the prospectus.

Exhibit Index, page II-18

13.	Please file a statement of eligibility of trustee on T-1 as an exhibit to the registration statement. See Item 601 (b)(25) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed a statement of eligibility of trustee on Form T-1 as Exhibit 25.1 to Amendment No. 1.

Securities and Exchange Commission

April 29, 2011

Exhibit 5.1

14.	We note counsel’s statement in the first carryover paragraph on page 3 of the opinion. Since counsel is opining with respect to Delaware law, it is inappropriate to state that counsel is not qualified to practice law in Delaware and further provide limitations to its opinion with respect to Delaware Law. Please have counsel revise its opinion to remove the qualification and limitations.

Response: In response to the Staff’s comment, we have revised the first carryover paragraph on page 3 of our legal opinion issued to the Company to remove the qualifications and limitations with respect to Delaware law.

Exhibit 5.2

15.	Please delete as inappropriate the assumption in Section 4a. of the opinion. The existence of any agreements between the parties to the Exchange Documents that vary the accuracy or validity of the Exchange Documents is a fact readily ascertainable by counsel.

Response: In response to the Staff’s comment, counsel has deleted the assumption in Section 4a of the opinion regarding Weber City Road LLC.

16.	We note that counsel has refrained from providing an opinion regarding certain issues relating to the impact the dissolution of Weber City Road LLC may have on the enforceability of the Exchange Documents and whether such dissolution will result in a default under any of the Exchange Documents. Please tell us whether there are current plans to file a Certificate of Dissolution to dissolve the entity. If so, please tell us the impact, if any, the dissolution will have upon the registered notes you are offering pursuant to the prospectus.

Response: In response to the Staff’s comment, the Company currently plans to file a Certificate of Dissolution to dissolve Weber City Road LLC in the future. Although the Company has begun the dissolution process for Weber City Road LLC by filing a Notice of Dissolution, the Company has not yet received clearance from Louisiana to file a Certificate of Dissolution which will complete the dissolution process. If the Company does not file a Certificate of Dissolution, Weber City Road LLC will remain a guarantor of the registered notes under the indenture.

Despite the pending dissolution of Weber City Road LLC, the indenture governing the registered notes requires that Weber City Road LLC be a guarantor of the notes until such time as it is actually dissolved. The ultimate dissolution of Weber City Road LLC is allowed by, and will not constitute a default or event of default under, the indenture governing the registered notes, and will not have any negative impact on the holders of such notes.

Securities and Exchange Commission

April 29, 2011

17.	Counsel has provided in Section 5b, numerous carve-outs with respect to its opinion. For each item in this section, please have counsel explain to us why it is necessary to carve-out the item from its opinion.

Response: In response to the Staff’s comment, Louisiana counsel has revised its opinion to remove the majority of the carveouts in Section 5b. The opinions with respect to the enforceability of the guarantee of Weber City Road LLC have now been included in the opinion of Kirkland & Ellis LLP.

18.	We note that the opinion is limited to the date provided in the opinion with no prospective effect. Please have counsel file an updated opinion before requesting acceleration for effectiveness.

Response: In response to the Staff’s comment, we are filing an updated opinion dated as of April 29, 2011.

Exhibits 10.7 and 10.9

19.	We note that you have incorporated these exhibits by reference to Exhibit 4.5 to a Form 8-K filed on August 27, 2010 and Exhibit 4.1 to a 8-K filed on November 12, 2010. However, we note that the filed $295,000,000 Senior Secured Term Facility Credit Agreement dated August 27, 2010 and $275,000,000 Senior Secured Revolving Facility Credit Agreement dated November 10, 2010 do not contain the exhibits and schedules thereto. Please amend both Forms 8-K to file a complete copy of the credit agreements, including all schedules and exhibits thereto.

Response: In response to the Staff’s comment, the Company will file amended Form 8-K’s including all the schedules and exhibits to the credit agreements.

Item 15. Exhibits and Financial Statement Schedules, page 130

20.	Please be advised that investors are entitled to rely upon the information you provide in your filings, including the representations, warranties and other terms included in the agreements filed as exhibits to your filings. Therefore, in future filings, please delete the disclaimer language on the bottom of page 132.

Response:

In response to the Staff’s comment, the Company will delete the disclaimer language at the bottom of page 132 in future filings.

Securities and Exchange Commission

April 29, 2011

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Note 19 - Legal Proceedings and Contingencies

21.	You have agreed to discontinue the production and sale of this flame retardant product. Tell us how you intend to modify your disclosures to disclose, if material, how this phase out has impacted or is expected to impact your results of operations, assets, and cash flows. We also note your CEO’s comments regarding new flame retardant products in 2010. Expand your disclosures to provide insight into the status and the extent of success regarding the launch of these new products.

Response: In 2009, the Company and two other major bromine producers agreed to phase out the manufacture and sale of decaBDE in the United States over a four year period. This phase out program has not had and is not expected to have a material effect on the Company’s results of operations, assets or cash flows since sales and margin contribution of decaBDE in 2008, 2009 and 2010 were not material. In addition, in 2009, the Company was at an advanced stage of developing a product to replace decaBDE. This product has since been introduced as Emerald 1000. Emerald 1000 has superior performance compared to decaBDE and is anticipated to meet our customers’ continuing needs as decaBDE is phased out, replacing the sales and margin previously contributed by decaBDE.

22.	You agreed in early 2010 to phase out production and sale of decabromodiphenyl ether (decaBDE). It appears that this was done because of EPA concerns about human health and the environment. Tell us what consideration you gave to disclosures about this issue, including the level of revenue and gross margin and any litigation. If there are any other related products, please be thorough in your response.

Response: Please see response to Staff Comment 21 above. The Company supplementally informs the Staff that the decision to phase out decaBDE was done primarily due to the development of Emerald 1000, a decaBDE replacement product that has an improved environmental profile and performance characteristics. There is no pending or reasonably anticipated litigation arising out of the Company’s manufacture and sale of decaBDE. Two substances that are chemically similar to decaBDE, pentaBDE and octaBDE, were phased out of production by the Company several years ago. PentaBDE was successfully replaced by new products that had been developed at that time. OctaBDE was successfully replaced by other flame retardant alternatives. The phase out of those products did not have a material effect on the Company’s results of operations, assets or cash flows.

Securities and Exchange Commission

April 29, 2011

Internal Review of Customer Incentive, Commission and Promotional Payment Practices, page 114

23.	We note your disclosure regarding the identification of suspicious payments made to individuals in certain Asian countries. Please provide us with the following:

•

Provide us with a temporal analysis of these events from the date they first came to the company’s attention through the conclusion your Audit Committee’s investigation. We note that at the time you filed your 2009 Form 10-K, your disclosure indicates your investigation was ongoing.

Response: As part of the Company’s internal audit and compliance processes, the Company identified the issue in July 2009. The Company launched a formal review under the oversight of the Audit Committee of the Board of Directors in August 2009, with the assistance of outside counsel and forensic accounting consultants. The investigation was concluded in August 2010. The Company voluntarily reported information and voluntarily engaged in numerous discussions with the U.S. Securities and Exchange Commission’s Division of Enforcement beginning in March 2010. The Company’s last communication with the Division of Enforcement was in January 2011.

•

Your disclosure indicates these payments were without adequate internal control and resulted in the payments not being recorded properly. It appears that at some point prior to filing your first quarterly report on Form 10-Q in 2010, the company’s investigation reached a conclusion on these matters. Your Form 10-Q for the period ended March 31, 2010 indicates the payments impacted your results of operations by approximately $4 million and that changes were made to the company’s internal controls to address this matter. Please tell us how you were able to conclude that you made no changes to your internal controls that materially affected your internal control over financial reporting during the quarter ended March 31, 2010.

•	Please tell us and expand your disclosures to describe the changes you made to improve your internal controls including when you made such changes

Response: At no time during the internal review did the Company conclude that the deficiencies in internal control over financial reporting that related to the identified issue were a “material weakness” in the Company’s internal control over financial reporting. During the third quarter of 2009, the Company identified and implemented various changes related to the review and approval process to be used for the payment of incentives to Chemtura AgroSolutions customers in the EMEA region (Europe, the Middle East and Africa). In the fourth quarter of 2009, the Company implemented the Customer Incentives Policy which established procedures regarding sales incentives to

Securities and Exchange Commission

April 29, 2011

customers. The Customer Incentives Policy consolidated and enhanced existing processes and procedures. During the second quarter of 2010, the Company implemented the Sales Agent Policy which expanded procedures regarding the establishment and maintenance of relationships with sales agents. During the third quarter of 2010, the Company revised its Improper Payments Policy. While each of these changes improved the Company’s internal control over financial reporting, none of the changes individually or in the aggregate implemented during a fiscal quarter were significant enough to be identified as a material change to the Company’s internal control over financial reporting.

Please note that in the Form 10-Q for the period ended March 31, 2010, we disclosed that we had incurred $4 million in expenses which were related to the investigation. The suspicious payments had occurred in prior periods and we noted that those payments had already been reflected in the Company’s books and records.

The Company believes its existing disclosure strikes the appropriate balance by informing the public of the nature and context of the changes to internal controls over financial reporting, especially in light of the fact that the Company concluded that such changes were not material. Absent a material change in the status of the matter, the Company does not anticipate making any further changes to its disclosure regarding this matter in future filings, and at some point such disclosure will no longer appear in future periodic and annual reports filed with the Commission.

•	Please tell us if these payments made by certain individuals were in contravention of any laws. If so, please elaborate thoroughly and describe the impact, or expected impact on the company.

Response: As disclosed previously, the review found evidence of suspicious payments made to persons in certain Central Asian countries and of activity intended to conceal the nature of those payments. The amounts of these payments were reflected in the Company’s books and records but were not recorded appropriately. The Company’s investigation is closed at this time and the Company has reached no other conclusions from the facts disclosed by the investigation. As discussed above, the Company voluntarily disclosed factual information about the review to the Division of Enforcement. The Company’s last contact with the Division of Enforcement was in January 2011.

Securities and Exchange Commission

April 29, 2011

Definitive Proxy Statement on Schedule 14A

Compensation, Discussion and Analysis, page 17

Components of Compensation, page 21

24.	We note your disclosure that you increased the total compensation of Ms. Flaherty and Mr. Swiech. However, it is unclear by how much you increased their total compensation as it appears that you have only provided qualitative disclosure of the base salary increases. In future filings, please clearly disclose in quantitative terms any increase in total compensation for each named executive officer and state where the total compensation fell with respect to the peer data.

Response: In response to the Staff’s comment, in future filings, the Company will more clearly disclose in quantitative terms any increase in total compensation for each named executive officer and, if peer data is being used, state where the total compensation fell with respect to the peer data.

How We Use Compensation Consultants, page 20

25.	You disclose in the last sentence of the second paragraph that the committee did not approve the consulting services management engaged PM&P to provide 2010. Please tell us whether the committee approved the consulting services management engaged Towers Watson to provide for management in 2010 as the disclosure does not provide this information. In future filings, please provide the disclosure under Item 407(e)(3)(iii)(A) with respect to all compensation consultants engaged by management during the last completed fiscal year.

Response: In response to the Staff’s comment, in future filings, the Company will provide the disclosure under Item 407(e)(3)(iii)(A) with respect to all compensation consultants engaged by management during the last completed fiscal year. Also in response to the Staff’s comment, the Company supplementally informs the Staff that the committee did not specifically approve the consulting services management engaged Towers Watson to provide for management in 2010 although the Committee was aware of such services.

Annual Performance-Based Cash Incentive Compensation, page 22

26.	In future filings, please revise the second paragraph on page 24 to show the actual calculation for each named executive officers’ MIP cash incentive award.

Securities and Exchange Commission

April 29, 2011

Response:

In response to the Staff’s comment, in future filings, the Company will show the actual calculation for each named executive officer’s MIP cash incentive award.

2010 Performance Measures, page 23

27.	We note your disclosure in the third paragraph on page 23 that once the Consolidated EBITDA threshold performance has been met, the 2010 MIP is funded from 1% to 200% of target performance depending on the level of actual performance achieved. You disclose in the second paragraph on page 24 the level of funding for each performance metric. In future filings, please disclose how you determine the actual percentage at which you will fund MIP for different levels of performance for each performance metric. If the compensation committee has discretion to determine the precise percentages at which MIP is funded for each performance metric, please state so in your future filings.

Response: In response to the Staff’s comment, in future filings, the Company will disclose how it determines the actual percentage at which it funds MIP for different levels of performance for each performance metric. The Company will also state in future filings if the compensation committee has discretion to determine the precise percentages at which MIP is funded for each performance metric.

*  *  *  *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,

/S/ Robert M. Hayward, P.C. Robert M. Hayward, P.C.

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